Exhibit 99.2

MAKEMYTRIP LIMITED

NOTICE OF ANNUAL MEETING

NOTICE IS HEREBY GIVEN that an annual meeting (the “Annual Meeting”) of MakeMyTrip Limited (the “Company”) will be held at 19th Floor, Building No. 5, DLF Cyber City, Gurugram, 122002, India on September 12, 2019 at 5:00 p.m., Indian Standard Time, and at any adjourned or postponed meeting thereof, for the following purposes:

1.	To consider the annual report of the Company on Form 20-F for the fiscal year ended March 31, 2019 filed with the U.S. Securities and Exchange Commission.
2.	To receive the report of KPMG (Mauritius).
3.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT the appointment of KPMG (Mauritius) of KPMG Centre, 31, Cybercity, Ebène, Mauritius as the independent auditor of the Company for the fiscal year ending March 31, 2020, be and is hereby approved and that the Company’s Board of Directors be and is hereby authorized to fix such independent auditor’s remuneration.”

4.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT the consolidated and unconsolidated financial statements of the Company for the fiscal year ended March 31, 2019 audited by KPMG (Mauritius) be and are hereby adopted.”

5.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT Deep Kalra be and is hereby re-elected as a director on the Company’s Board of Directors.”

6.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT Vivek Narayan Gour be and is hereby re-elected as a director on the Company’s Board of Directors.”

7.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT Rajesh Magow be and is hereby re-elected as a director on the Company’s Board of Directors.”

8.	To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“RESOLVED, as an ordinary resolution,

THAT Aileen O’Toole be and is hereby re-elected as a director on the Company’s Board of Directors.”

9.	To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The consolidated and unconsolidated financial statements of the Company for the fiscal year ended March 31, 2019 have been audited by KPMG (Mauritius) in compliance with Mauritius statutory requirements and are available on the Company’s website, http://investors.makemytrip.com.

Please refer to the form of proxy, which is attached to and made a part of this notice. Holders of record of the Company’s ordinary shares and Class B convertible ordinary shares at the close of business on August 15, 2019 are entitled to receive notice of and to vote at the Annual Meeting and any adjourned meeting thereof.

You are cordially invited to attend the Annual Meeting in person. Your vote is important. If you cannot attend the Annual Meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy as soon as possible and prior to September 11, 2019. We must receive the form of proxy no later than 24 hours before the time appointed for the Annual Meeting to ensure your representation at such meeting.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from our website http://investors.makemytrip.com, or by email to jonathan.huang@go-mmt.com.

By Order of the Board of Directors,

MakeMyTrip Limited

/s/ Deep Kalra
Deep Kalra
Group Chairman and Group Chief Executive Officer

Port Louis, Mauritius, August 16, 2019

Group Office:	Registered Office:
19th Floor, Building No. 5,	The offices of IQ EQ Corporate Services (Mauritius) Ltd.
DLF Cyber City, Gurugram	33, Edith Cavell Street
122002	Port Louis 11324
India	Mauritius